# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Archimedes Tech SPAC Partners II Co., CIK 0002028516
CUSIP: G04537117
Title of class of securities: Ordinary shares, $0.0001 Par Value
Address of issuer's principal executive offices: 2093 Philadelphia Pike, #1968, Claymont, Delaware (DE), 19703
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-25-007602
Filed by CIK 0001346554

## Reporting persons
- Tenor Capital Management Company, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,367,830; sole dispositive power 0; shared dispositive power 1,367,830; aggregate amount beneficially owned 1,367,830 (4.6% of the class)
  Comment: Please see note in Item 4(a)
- Tenor Opportunity Master Fund, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,367,830; sole dispositive power 0; shared dispositive power 1,367,830; aggregate amount beneficially owned 1,367,830 (4.6% of the class)
  Comment: Please see note in Item 4(a)
- Robin Shah: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,367,830; sole dispositive power 0; shared dispositive power 1,367,830; aggregate amount beneficially owned 1,367,830 (4.6% of the class)
  Comment: Please see note in Item 4(a)

## Item 1. Issuer
Name of issuer: Archimedes Tech SPAC Partners II Co.
Address of issuer's principal executive offices:
2093 Philadelphia Pike, #1968
Claymont, Delaware 19703

## Item 2. Person Filing
Name of person filing:
Tenor Capital Management Company, L.P.
Tenor Opportunity Master Fund, Ltd.
Robin Shah
Address of principal business office or, if none, residence: 810 Seventh Avenue, Suite 1905, New York, NY 10019
Citizenship:
Tenor Capital Management Company, L.P. - Delaware
Tenor Opportunity Master Fund, Ltd. - Cayman Islands
Robin Shah - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Tenor Capital Management Company, L.P. - 4.6%
Tenor Opportunity Master Fund, Ltd. - 4.6%
Robin Shah - 4.6%

The Ordinary Shares (the "Shares") reported herein are held by Tenor Opportunity Master Fund, Ltd. (the "Master Fund"). Tenor Capital Management Company, L.P. ("Tenor Capital") serves as the investment manager to the Master Fund. Robin Shah serves as the managing member of Tenor Management GP, LLC, the general partner of Tenor Capital. By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the Master Fund. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Person's pecuniary interest therein. The percentages herein are calculated based upon a statement in the Issuer's 10-Q, filed on August 13, 2026 indicating that there are 29,590,000 Shares issued and outstanding as of the date of the filing.
Percent of class:
Tenor Capital Management Company, L.P. - 4.6%
Tenor Opportunity Master Fund, Ltd. - 4.6%
Robin Shah - 4.6%
Sole power to vote or to direct the vote:
Tenor Capital Management Company, L.P. - 0
Tenor Opportunity Master Fund, Ltd. - 0
Robin Shah - 0
Shared power to vote or to direct the vote:
Tenor Capital Management Company, L.P. - 1,367,830
Tenor Opportunity Master Fund, Ltd. - 1,367,830
Robin Shah - 1,367,830
Sole power to dispose or to direct the disposition:
Tenor Capital Management Company, L.P. - 0
Tenor Opportunity Master Fund, Ltd. - 0
Robin Shah - 0
Shared power to dispose or to direct the disposition:
Tenor Capital Management Company, L.P. - 1,367,830
Tenor Opportunity Master Fund, Ltd. - 1,367,830
Robin Shah - 1,367,830

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
EXHIBIT I - JOINT FILING STATEMENT

## Signatures
- Tenor Capital Management Company, L.P.: /s/ Robin Shah, Robin Shah, Managing Member of its general partner, Tenor Management GP, LLC (08/14/2026)
- Tenor Opportunity Master Fund, Ltd.: /s/ Robin Shah, Robin Shah, Authorized Signatory (08/14/2026)
- Robin Shah: /s/ Robin Shah, Robin Shah (08/14/2026)